UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

98400H102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	98400H102

1	Names of Reporting Persons
John Simard
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,693,267(1)
	6	Shared Voting Power
N/A
	7	Sole Dispositive Power
7,693,267(1)
	8	Shared Dispositive Power
N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,693,267(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
23.09%(2)
12	Type of Reporting Person (See Instructions)
IN

(1)	These figures include shares of common stock underlying stock options held by the Reporting Person, plus 500,000 shares owned of record by the Reporting Person that are subject to an option granted to another stockholder, all of which options are immediately exercisable within 60 days of December 31, 2015.
(2)	The percentage is calculated based upon 32,279,106 shares outstanding as of December 31, 2015.

Item 1.

(a)	Name of Issuer:

XBiotech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8201 E. Riverside Dr. Bldg. 4, Ste. 100
Austin, TX 78744

Item 2.

(a)	Name of Person Filing:

John Simard

(b)	Address of Principal Business Office or, if None, Residence:

8201 E. Riverside Dr. Bldg. 4, Ste. 100
Austin, TX 78744

(c)	Citizenship:

Canada

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

98400H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2015

(a)	Amount Beneficially Owned:

7,693,267(1) shares

(b)	Percent of Class:

23.09%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

7,693,267(1) shares

(ii)	Shared power to vote or to direct the vote:

Not Applicable

(iii)	Sole power to dispose or to direct the disposition of:

7,693,267(1)shares

(iv)	Shared power to dispose or to direct the disposition of:

Not Applicable

(1)	These figures include shares of common stock underlying stock options held by the Reporting Person, plus 500,000 shares owned of record by the Reporting Person that are subject to an option granted to another stockholder, all of which options are immediately exercisable within 60 days of December 31, 2015.

(2)	The percentage is calculated based upon 32,279,106 shares outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ John Simard

John Simard/President & CEO, XBiotech Inc.